ATLAS ENERGY GROUP, LLC

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

February 5, 2015

VIA HAND DELIVERY AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Energy Group, LLC
Registration Statement on Form 10
File No. 001-36725

Dear Mr. Schwall:

Reference is made to the Registration Statement on Form 10 (File No. 001-36725) (as amended to date, the “Registration Statement”), filed by Atlas Energy Group, LLC (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Atlas Energy, L.P. (“Atlas Energy”) has set February 25, 2015 as the record date for the distribution of the common units of the Company (the “Common Units”), which is scheduled to occur on February 28, 2015. Atlas Energy and the Company would like to make the Information Statement, which is filed as an exhibit to the Registration Statement, available to Atlas Energy unitholders as soon as possible, pursuant to the Commission’s Notice and Access procedures. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:30 p.m., Eastern time, on February 5, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

February 5, 2015

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,
ATLAS ENERGY GROUP, LLC

By:	/s/ Lisa Washington
Name:	Lisa Washington
Title:	Vice President, Chief Legal Officer and Secretary

cc:	David K. Lam
Wachtell, Lipton, Rosen & Katz